Filed Pursuant to Rule 433
Registration Statement Nos. 333‑137120, 333‑137120‑01, 333‑137120‑02, 333‑137120‑03,
333‑137120‑04, 333‑137120‑05, 333‑137120‑06, 33‑137120‑07 and 333‑137120‑08

FPL GROUP CAPITAL INC

Pricing Term Sheet

September 12, 2006

Issuer: FPL Group Capital Inc

Representatives:
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
 Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC

Junior Co-Managers:
A.G. Edwards & Sons, Inc.
Lehman Brothers Inc.
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC

Subordinated Debentures:
Designation:	Series A Enhanced Junior Subordinated Debentures due 2066

Legal Format:	SEC Registered

Principal Amount:	$350,000,000

Date of Maturity:	October 1, 2066

Interest Rate:	6.60%

Interest Payment Dates:	Quarterly in arrears on January 1, April 1, July 1 and October 1, beginning January 1, 2007

Optional Deferral:	Maximum of 10 consecutive years per deferral

Price to Public:	$25.00 per security

Purchase Price:	$24.2125 per security $24.50 per security (for sales to institutions)

Trade Date:	September 12, 2006

Settlement Date:	September 19, 2006

Listing:	Intend to apply to list on NYSE; trading expected to begin within 30 days of issuance

CUSIP / ISIN Number:	302570 40 3 / US3025704038

Make-Whole Call:	At any time prior to October 1, 2011 at 100% plus Make-Whole Premium at discount rate equal to Treasury Yield plus 25 basis points

Par Call:	At any time on and after October 1, 2011 at 100% of the principal amount plus accrued and unpaid interest

Tax Event Call:	At any time prior to October 1, 2011 at 100% of the principal amount plus accrued and unpaid interest

Expected Credit Ratings:
Moody’s Investors Service Inc.:         A3 (Negative Outlook)
Standard & Poor’s Ratings Services:     BBB+ (CreditWatch with Negative Implications)
Fitch Ratings:                          A- (Stable Outlook)

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-888-722-9555 (attention Fixed Income Syndicate) or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.